SKK Holdings Limited

27 First Lok Yang

Singapore 629735

November 17, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Babette Cooper

Re:	SKK Holdings Limited
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted October 30, 2023
CIK No. 0001991261

Ladies and Gentlemen:

By letter dated November 8, 2023, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided SKK Holdings Limited (the “Company”) with comments on the Company’s Amendment No. 1 to Draft Registration Statement on Form F-1, described above. This letter contains the Company’s responses to the Staff’s comments. Concurrently herewith, the Company is filing Amendment No. 2 to Draft Registration Statement on Form F-1 (the “Registration Statement Amendment”).

Amendment No. 1 to Draft Registration Statement submitted October 30, 2023

Related Party Transactions, page 93

1.	We note your response to prior comment 8 and reissue. Please disclose the information required by Item 7.B of Form 20-F in this section of the prospectus. For each transaction, disclose the name of the related person and the basis on which the person is a related person, the amount involved and the material terms of the transaction. In this section, also disclose the transactions related to the securities issued by the company to the related parties described on pages 104 and Alt-1 and the amounts due to related parties described on page 134.

RESPONSE: We note the Staff’s comment and have revised the disclosure on page 108, page Alt-1 and page F-41 of the Registration Statement Amendment.

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition, page 127

2.

We note your response to prior comment 11. Please address the following matters in your response letter to us:

● Tell us if you include indirect costs in your calculations for determining revenue recognition;

● Tell us the nature of the contract costs included in your calculations for determining revenue recognition;

● Tell us how you applied the guidance of ASC 606-10-55-20 and 21; and

● Revise your disclosure to address the matters discussed above, as needed.

RESPONSE: We note the Staff’s comment and have revised the disclosure on page F-34 and F-35 of the Registration Statement Amendment.

Note 3 Disaggregation of Revenue, page 133

3.

We note your response to prior comment 12. Please address the following matters in your response to us:

● Explain to us the difference between revenue arrangements recognized “At a point in time” and “Over time;”

● Tell us the nature of the projects that are recognized at a point in time versus over time, as applicable; and

● Revise your disclosure to address the matters discussed above, as needed.

Refer to ASC 606-10-25-30 and 606-10-50-19.

RESPONSE: We note the Staff’s comment and have revised the disclosure on page F-40 of the Registration Statement Amendment.

Note 6 - Contract Assets, page 134

4.	We note your response to prior comment 9. Please continue your revisions by including the disclosures required by ASC 606-10-50-8 and 10.

RESPONSE: We note the Staff’s comment and have revised the disclosure on page F-41 of the Registration Statement Amendment.

Signatures, page II-5

5.

We note your response to prior comment 13. Please also revise to reflect that the registration statement has been signed by at least a majority of the board of directors. Also identify the current members on your board under Management.

RESPONSE: We note the Staff’s comment and respectfully clarify for the Staff that we revised the disclosure on page II-5 of the Registration Statement Amendment.

Sincerely,

SKK Holdings Limited

/s/ Koon Kiat Sze
Koon Kiat Sze
Chief Executive Officer

cc:	David L. Ficksman
R. Joilene Wood